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Allison M Fumai allison.fumai@dechert.com +1 212 698 3526 Direct +1 698 698 3599 Fax

April 5, 2022

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: Christina DiAngelo Fettig, Division of Investment Management

Re:	The Saratoga Advantage Trust (the “Trust” or the “Registrant”)

(File No. 033-79708; 811-08542)

Dear Ms. DiAngelo Fettig:

This letter responds to comments you provided telephonically on February 1, 2022 and March 8, 2022 with respect to your review pursuant to the Sarbanes-Oxley Act of 2002 of the Registrant’s annual reports filed on Form N-CSR and Form N-CEN, relating to the fiscal year ended August 31, 2021 and the Registrant’s registration statement on Form N-1A filed with the Securities and Exchange Commission (the “Commission”) on December 28, 2021. We have reproduced your comments below, followed by our responses.

Filings on Form N-CSR

Comment 1. With respect to the “Top 10 Portfolio Holdings” tables included in the “Investment Review - Large Capitalization Growth Portfolio” and “Investment Review - Technology & Communications Portfolio” sections, please consider aggregating the Portfolios’ holdings in Class A and Class C shares of Alphabet, Inc. to reflect the Portfolio’s total exposure to the issuer or please include disclosure stating that the top ten holdings may not reflect a Portfolio’s total holdings with respect to any one issuer.

Response 1. The Registrant will aggregate a Portfolio’s holdings in multiple share classes of a single issuer for purposes of the Top 10 Portfolio Holdings tables in future filings.

Comment 2. The “Investment Review - Moderately Conservative Balanced Allocation Portfolio” section provides that the total aggregate return for Class A shares of the Portfolio (without sales charge) was 17.26% for the year ended August 31, 2021, whereas the total return figure listed in the “Financial Highlights” is 27.25%. Please explain why there is a difference between these two figures. The Staff also notes that a footnote to the Financial Highlights section states that the Total Return figure “[i]ncludes adjustments in accordance with accounting principles generally accepted in the United States and, consequently, the net asset value for financial reporting purposes and the returns based upon those net asset values may differ from the net asset values and returns for shareholder transactions.” Please consider including similar disclosure in the Investment Review section.

Response 2. With respect to the difference between the total aggregate return and total return figures, the NAV that was used for purposes of calculating the Portfolio’s Financial Highlights was rounded whereas the NAV that was used for purposes of calculating the performance figures in the Investment Review section was not rounded. Because of the small asset size of Class A shares of this Portfolio, the use or non-use of rounding in the two calculations resulted in different total aggregate return and total return figures. With respect to the second part of the comment, the Registrant will consider including similar disclosure in the Investment Review section in future filings.

Comment 3. With respect to the International Equity Portfolio (and any other applicable Portfolio), the Portfolio’s investments are currently categorized only by geographic exposure. In future filings, please report any other significant concentration of credit risk as required by FASB ASC 825-10-50. The Staff notes that a Portfolio should also report a summary of its investments by industry if such concentration is significant.

Response 3. The Registrant will report the International Equity Portfolio’s investments by industry and geographic exposure in future filings.

Comment 4. With respect to the Schedule of Investments for the International Equity Portfolio (and any other applicable Portfolio), please confirm that the Portfolio maintains sufficient collateral with respect to its investment in repurchase agreements. The Staff notes that the reported value of the International Equity Portfolio’s repurchase agreements is $208,349 but the value of the collateral held is only $204,264. Please confirm whether the difference between these figures is due to the use of par value versus market value.

Response 4. The Registrant confirms that the International Equity Portfolio’s repurchase agreements are sufficiently collateralized, as are any other applicable Portfolio’s. The Registrant further confirms that the difference between these two figures is due to the use of par value versus market value. The Registrant will disclose the market value of the collateral in future filings.

Comment 5. Pursuant to footnote 4 of Regulation S-X 12-12, please disclose the interest rate associated with any repurchase agreements listed in the Schedule of Investments for each applicable Portfolio.

Response 5. The Registrant will disclose the interest rate associated with any repurchase agreements listed in the Schedule of Investments for each applicable Portfolio in future filings.

Comment 6. The Staff notes that the Statement of Assets and Liabilities includes a line item relating to “Securities lending collateral” with reference to Note 4 of the Notes to Financial Statements section. Pursuant to Regulation S-X 6-04(11), please also disclose the value of securities on loan in the Statement of Assets and Liabilities for each applicable Portfolio.

Response 6. The Registrant will include the value of securities on loan in the Statement of Assets and Liabilities for each applicable Portfolio in future filings.

Comment 7. With respect to the Investment Quality Bond Portfolio, the Municipal Bond Portfolio and the U.S. Government Money Market Portfolio, please add a footnote to the Financial Highlights stating that the reported income and expense ratios do not reflect the Portfolio’s proportionate share of the income and expenses of the underlying funds in which the Portfolio invests pursuant to FASB ASC 946-205-50-16. In addition, with respect to the remaining fund-of-funds Portfolios, please revise the footnote to the Financial Highlights which currently states that the ratio “[d]oes not include the expenses of exchange traded funds in which the Fund invests” to more broadly refer to other types of investment companies in which the Portfolios invest (e.g. mutual funds).

Response 7. The Registrant will add applicable disclosure in future filings.

Comment 8. With respect to the “Notes to Financial Statements - Note 1(a) – Valuation of Investments” section, please revise the disclosure to ensure that the Registrant’s valuation policy for each type of investment in which the Portfolios may invest is described. The Staff notes that the disclosure does not appear to describe the Registrant’s valuation policy with respect to investments in mutual funds.

Response 8. The Registrant will add disclosure regarding its valuation policy with respect to investments in mutual funds in future filings.

Comment 9. With respect to the “Notes to Financial Statements - Note 3 - Management Fee, Administration Fee and Other Transactions With Affiliates” section, please add disclosure stating that the Manager pays the fees charged by the Portfolios’ sub-advisers and that the Portfolios do not pay the sub-advisers directly.

Response 9. The Registrant will add applicable disclosure in future filings.

Comment 10. Under the “Notes to Financial Statements - Note 3 - Management Fee, Administration Fee and Other Transactions With Affiliates” section, the disclosure states that “the Distributor waived $855 in fees for the Municipal Bond Portfolio and $8,780 in fees for the U.S. Government Money Market Portfolio.” Please identify where such waivers are presented in the financial statements for these Portfolios. In addition, with respect to the U.S. Government Money Market Portfolio, the Staff notes that the net expense ratio for Class A shares is much lower than the expense limit disclosed for such shares. Please confirm if there are any additional voluntary waivers in place for this Portfolio and revise the disclosure accordingly.

Response 10. The Registrant confirms that such waivers are reflected in the Statement of Operations under the expenses waived and/or reimbursed line item. The Registrant notes that under the “Notes to Financial Statements - Note 3 - Management Fee, Administration Fee and Other Transactions With Affiliates” section, the amount listed as being waived by the Manager with respect to the Municipal Bond Portfolio and the U.S. Government Money Market Portfolio actually reflects the amounts waived by both the Manager and the Distributor. The Registrant confirms that this disclosure will be clarified in future filings to clearly identify the amounts waived by each of the Manager and the Distributor. The Registrant also confirms that there are additional voluntary waivers in place for the U.S. Government Money Market Portfolio to ensure that the Portfolio maintains a NAV of $1.00, as the Portfolio is a money market fund. The disclosure will be revised accordingly in future filings.

Comment 11. The Staff notes that FASB ASC 946-235-50-2 requires disclosure regarding the method used to allocate income and expenses and realized and unrealized capital gains and losses across share classes of a fund.

Please explain where such disclosure is located within the filing or add such disclosure in future filings.

Response 11. The Registrant will add applicable disclosure in future filings.

Comment 12. Under the “Notes to Financial Statements - Note 3 - Management Fee, Administration Fee and Other Transactions With Affiliates” section, the Affiliated Investments table should disclose total amounts and agree with the amounts on the balance sheet and Statement of Operations. See Reg. S-X 12-14 footnotes 4, 6(a), 6(e) and 6(f).

Response 12. The disclosure will be revised accordingly in future filings.

Comment 13. The “Notes to Financial Statements – Note 7 - Distributions to Shareholders and Tax Components of Capital” section states that “[t]he difference between book basis and tax basis unrealized appreciation (depreciation), undistributed net investment income (loss) and accumulated net realized gain (loss) from security transactions are primarily attributable to the tax deferral of losses on wash sales, adjustments for a wholly owned subsidiary, mark-to-market on open forward foreign currency contracts, futures and swap contracts, passive foreign investment companies and adjustments for partnerships, real estate investment trusts, perpetual bond securities, trust preferred securities, accrued dividends payable and dividends payable on foreign tax passthrough and C-Corporations adjustments.” Please confirm whether each item described in the list is applicable to the Portfolios or revise the disclosure accordingly. The Staff notes that the disclosure references “adjustments for a wholly owned subsidiary” but it does not appear that any of the Portfolios invest in a wholly owned subsidiary.

Response 13. The Registrant has reviewed the disclosure and determined that certain of the references included in the above list are not applicable to the Portfolios. Accordingly, the disclosure will be revised in future filings. The Registrant notes that certain of these items were included in prior reports because they applied to certain portfolios that are no longer a series of the Registrant.

Comment 14. In the “Notes to Financial Statements – Note 7 - Distributions to Shareholders and Tax Components of Capital” section, the third column of the table identifying the components of distributable earnings on a tax basis labeled as “Post October Loss and Late Year Loss” appears to only reflect the Portfolios’ late year losses. Please confirm.

Response 14. The Registrant confirms that the referenced column in the table reflects the Portfolios’ late year losses only. The disclosure will be revised as necessary in future filings.

Comment 15. The Staff notes that the “Report of Independent Registered Public Accounting Firm” includes certain references to consolidated financial statements but the filing does not otherwise appear to include consolidated financial statements. Please supplementally explain.

Response 15. The Registrant confirms that none of the Portfolios use consolidated financial statements and this reference will be removed in future filings. The Registrant notes that in prior reports there were certain portfolios that used consolidated financial statements but that such portfolios are no longer a series of the Registrant.

Comment 16. In the “Supplemental Information (Unaudited)” section, please confirm the annualized expense ratios listed for each of (i) Class C shares of the Small Capitalization Portfolio; (ii) Class C shares of the Financial Services Portfolio; (iii) Class A shares of the Municipal Bond Portfolio; and (iv) Class C shares of the Municipal Bond Portfolio.

Response 16. The expense ratios listed for each of the above-referenced shares in the “Supplemental Information (Unaudited)” section reflects the actual six-month period expense ratio for such shares rather than the annualized expense ratio. The Registrant confirms that this will be corrected in future filings.

Comment 17. Item 11(b) of Form N-CSR requires that a registrant “[d]isclose any change in the registrant’s internal control over financial reporting (as defined in Rule 30a-3(d) under the Act (17 CFR 270.30a-3(d)) that occurred during the period covered by this report that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting.” Similarly, certification 4(d) under Item 13(a)(2) of Form N-CSR requires that the principal executive and principal financial officer of a registrant certify that the registrant has “[d]isclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the period covered by this report that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting.”

The Staff notes that these items were recently amended to cover the full period covered by the report rather than only the second fiscal quarter but that the Registrant’s filings reference only the second fiscal quarter.

Please supplementally confirm that there were no changes to the Registrant’s internal controls during the period covered by the report. Please also file amendments to the Registrant’s Form N-CSR filings with the updated certification language included. In addition, please confirm that the Registrant will comply with the updated form requirement in future filings.

Response 17. The Registrant confirms that there were no changes to the Registrant’s internal controls during the reporting period. The Registrant will file amendments to its Form N-CSR filings with the updated certification language included. The Registrant further confirms that it will comply with the updated form requirement in future filings.

Registration Statement

Comment 18. The Staff notes that some of the Portfolios that pursue a fund-of-funds strategy (notably, the Investment Quality Bond Portfolio and Municipal Bond Portfolio) have historically invested a significant portion of their assets in a single underlying fund or ETF. If it is a Portfolio’s principal investment strategy to invest a large percentage of its assets in a single underlying fund or ETF, please add principal investment strategy and principal risk disclosure to that effect.

Response 18. The Registrant acknowledges the comment and will consider whether to add principal investment strategy and principal risk disclosure regarding investment in a single underlying fund or ETF in connection with the Registrant’s next annual update.

Comment 19. The Staff notes that the “Fund Profile” included on the website for the Large Capitalization Growth Portfolio states that over 40% of the Portfolio’s assets are invested in the technology sector. If the Portfolio has consistently focused its investments in the technology sector for three or more years, please add principal risk disclosure to that effect.

Response 19. The Registrant acknowledges the comment and will consider whether to add principal risk disclosure for the Large Capitalization Growth Portfolio regarding investment in the technology sector in connection with the Registrant’s next annual update.

Comment 20. In Response 24 of your letter to the Staff dated November 7, 2019, you stated that the Registrant would revise the “Additional Investment Strategies and Risks” section of the Prospectus “for each Portfolio that may engage in securities lending to include disclosure regarding securities lending and the attendant risks to a Portfolio.” Please confirm whether such disclosure has been added to the Prospectus.

Response 20. The Registrant confirms that the following disclosure is included in the Prospectus under the section entitled “Additional Investment Strategies and Risks - Additional Investment Strategies for the Saratoga Portfolios”:

SECURITIES LENDING. Each Portfolio, except the U.S. Government Money Market Portfolio, may lend its portfolio securities to brokers, dealers and other financial institutions desiring to borrow securities to complete transactions and for other purposes. In connection with such loans, a Portfolio receives liquid collateral equal to at least 102% of the value of the portfolio securities being lent. This collateral is marked to market on a daily basis. A Portfolio may lend its portfolio securities in an amount up to 33 1/3% of its total assets.

Securities lending involves the risk that a Portfolio may lose money because the borrower of the loaned securities fails to return the securities in a timely manner or at all. A Portfolio could also lose money in the event of a decline in the value of the collateral provided for the loaned securities or a decline in the value of any investments made with cash collateral. These events, and securities lending in general, could trigger adverse tax consequences for a Portfolio and its investors. For example, if a Portfolio loans its securities, the Portfolio and its investors may lose the ability to treat certain Portfolio distributions associated with those securities as qualified dividend income.

Comment 21. With respect to Class C shares of the Financial Services Portfolio, the Total Annual Portfolio Operating Expenses reported in the Fee Table is 4.41% whereas the Ratio of Gross Operating Expenses to Average Net Assets reported in the Financial Highlights section is 3.42%. Please explain why there is a difference between these two figures, including whether expenses were restated. In addition, with respect to Class C shares of the U.S. Government Money Market Portfolio, please explain why the Other Expenses figure reported in the Fee Table is negative.

Response 21. The difference between the Total Annual Portfolio Operating Expenses reported in the Fee Table and the Ratio of Gross Operating Expenses to Average Net Assets reported in the Financial

Highlights is due to the fact that the fee table reflects the Portfolio’s contractual fee rates but, because of the small asset size of Class C shares of the Financial Services Portfolio, due to rounding the ratio of Other Expenses allocated to Class C shares in the Financial Highlights is less than the contractual rates applicable to the class.

With respect to the Other Expenses figure in the fee table for Class C shares of the U.S. Government Money Market Portfolio, the Registrant notes that the fee table reflects the impact of a fee waiver in place between the U.S. Government Money Market Portfolio and the Distributor in which the Distributor has agreed to waive Distribution Fees and/or Service (12b-1) Fees. The Registrant notes that such waivers, which apply to both Class A and Class C shares of the Portfolio, will remain in place through at least December 31, 2022 and may only be terminated during its term by or with the consent of the Registrant’s Board of Trustees. Therefore, the Registrant believes it is appropriate to reflect the impact of this waiver in the fee table as the waiver satisfies the requirements of Item 3, Instruction 3(e) of Form N-1A. Accordingly, the Registrant will file a supplement to the Prospectus revising the fee tables for each of Class A and Class C shares and making certain other updates to the Prospectus in order to describe the 12b-1 waiver and its impact in accordance with the Form requirements.

Filings on Form N-CEN

Comment 22. Please explain why the Registrant responded “No” to Item B.15. The Staff notes that it would have expected the Registrant to answer “Yes” to this item as the Staff understands that the Registrant relies on a multi-manager exemptive order.

Response 22. Item B.15 was answered incorrectly as the Registrant does rely on a multi-manager exemptive order. The Registrant will ensure that this item is answered correctly in future filings.

Comment 23. Please explain why Item C.3.e was not indicated for the U.S. Government Money Market Portfolio.

Response 23. Item C.3.e was answered incorrectly for the U.S. Government Money Market Portfolio. The Registrant will ensure that this item is answered correctly in future filings.

Comment 24. Please explain why Item C.6.e was indicated to be not applicable for certain Portfolios that do in fact engage in securities lending.

Response 24. Item C.6.e was answered incorrectly for Portfolios that engage in securities lending. The Registrant will ensure that this item is answered correctly in future filings.

Comment 25. Please explain why Item C.8.c was answered as “No” for the Energy and Basic Materials Portfolio and the Financial Services Portfolio.

Response 25. Item C.8.c was answered incorrectly for the referenced Portfolios. The Registrant will ensure that this item is answered correctly in future filings.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 698-3526. Thank you.

Best regards,

/s/ Allison M. Fumai

Allison M. Fumai